Exhibit 10.6

The3rdBevco Inc.

606 Johnson Ave. Suite 1

Bohemia, NY 11716

Attn: Peter Scalise

pete@the3rdbevco.com

June 16, 2021

Dear Peter,

In regards to the below following note that I am the holder of I here agree to extend the repayment date of the note to 8/17/22.

Equity Markets Adv. LLC 2.16.21 loan for $100k due on 8/17/21

My sincere thanks,

/s/ Stephen Apolant

Stephen Apolant-Managing Member

Equity Markets Adv. LLC

136 Wheatley Road

Glen Head, NY 11545